                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2004

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                           Commission File Number: <>

                        COMMUNITY SHORES BANK 401(K) PLAN

                        COMMUNITY SHORES BANK CORPORATION
                              1030 W. NORTON AVENUE
                            MUSKEGON, MICHIGAN 49441
                                 (231) 780-1800

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
REPORT OF REHMANN ROBSON, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM     1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

     Statements of Net Assets Available for Benefits                        2

     Statements of Changes in Net Assets Available for Benefits             3

     Notes to Financial Statements                                         4-9

SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2004

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)       10-11

[REHMANN ROBSON LOGO]

Certified Public Accountants

A member of THE REHMANN GROUP

Plan Administrator and Participants
Community Shores Bank 401(k) Plan
Muskegon, Michigan

We have audited the accompanying statements of net assets available for benefits of COMMUNITY SHORES BANK 401(k) PLAN as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended and the December 31, 2004 supplemental schedule of assets (held at year end), as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the COMMUNITY SHORES BANK 401(k) PLAN as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2004 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            /s/ Rehmann Robson
                                            REHMANN ROBSON

Grand Rapids, Michigan
May 19, 2005

2330 East Paris Avenue, SE - P.O. Box 6547 - Grand Rapids, MI 49516 -
616.975.4100 - Fax 616.975.4400 - www.rehmann.com

[BAKER TILLY INTERNATIONAL LOGO]

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                     DECEMBER 31
                                                              ------------------------
                                                                 2004          2003
                                                              -----------   ----------
INVESTMENTS, AT FAIR VALUE
 Pooled separate accounts, at fair value                      $ 1,041,234   $  785,465
 Plan sponsor common stock, at fair value                         481,042      313,560
 Guaranteed investment contract, at contract value                  6,631        6,035
                                                              -----------   ----------

TOTAL INVESTMENTS                                               1,528,907    1,105,060
                                                              -----------   ----------

RECEIVABLES
 Participants'                                                          -        6,239
 Employer's                                                             -        3,594
                                                              -----------   ----------

TOTAL RECEIVABLES                                                       -        9,833
                                                              -----------   ----------
CASH                                                                   46        2,929
                                                              -----------   ----------

TOTAL ASSETS (EQUAL TO NET ASSETS AVAILABLE FOR BENEFITS)     $ 1,528,953   $1,117,822
                                                              ===========   ==========

The accompanying notes are an integral part of these financial statements.

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                     DECEMBER 31
                                                              ------------------------
                                                                 2004          2003
                                                              -----------   ----------
ADDITIONS TO NET ASSETS
 INVESTMENT INCOME ATTRIBUTED TO
  Net appreciation in fair value of investments in
   Pooled separate accounts                                   $    92,219   $  142,323
   Plan sponsor common stock                                        7,484       88,963
  Interest and dividends                                               68            7
                                                              -----------   ----------

 TOTAL INVESTMENT INCOME                                           99,771      231,293
                                                              -----------   ----------

 CONTRIBUTIONS
  Participants'                                                   156,766      162,877
  Employer's                                                       88,456       87,437
  Rollovers                                                        87,041       34,917
                                                              -----------   ----------

 TOTAL CONTRIBUTIONS                                              332,263      285,231
                                                              -----------   ----------

TOTAL ADDITIONS                                                   432,034      516,524
                                                              -----------   ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
 Benefits paid to participants                                     10,458        3,721

 Administrative expenses                                           10,445        7,464
                                                              -----------   ----------

TOTAL DEDUCTIONS                                                   20,903       11,185
                                                              -----------   ----------

NET INCREASE                                                      411,131      505,339

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 Beginning of year                                              1,117,822      612,483
                                                              -----------   ----------

 END OF YEAR                                                  $ 1,528,953   $1,117,822
                                                              ===========   ==========

The accompanying notes are an integral part of these financial statements.

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following description of the COMMUNITY SHORES BANK (the "Bank") 401(k) PLAN (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      DESCRIPTION OF THE PLAN

            GENERAL

            The Plan is a defined contribution plan covering all employees of the Bank who have six months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            CONTRIBUTIONS

            Elective deferrals by participants are based on a percentage of their compensation or a fixed amount of their annual compensation, subject to limits in the Internal Revenue Code. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The 2004 and 2003 matching amount contributed to each participant was 75% of the first 6% of the employee's deferred compensation, up to a maximum matching contribution of 4.50%. Participants direct the investment of contributions into various investment options offered by the Plan. In addition to Community Shores Bank Corporation common stock, the Plan currently offers thirty-one pooled separate accounts through Manulife Financial as investment options. Contributions are subject to certain limitations.

            PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution, the Bank's match, and allocations of Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on the ratio of each participant's account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            VESTING

            Participants are immediately vested in their contributions, the Bank's contributions, and earnings thereon.

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

            PARTICIPANT LOANS

            Effective December 31, 2004, loans were allowed under the Plan. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of 50% of the participant's elective contributions account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000 reduced by the participant's highest outstanding loan balance during the last 12 months. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. Interest is based upon the prime rate. Principal and interest is paid ratably through payroll deductions.

            PAYMENT OF BENEFITS

            On termination of service due to death, disability or retirement, a participant or his or her beneficiary receives a lump sum amount equal to the value of the participant's account.

            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            USE OF ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

            INVESTMENT VALUATION AND INCOME RECOGNITION

            The Plan's investments are stated at fair value except for its benefit responsive investment contract, which is valued at contract value. The participant directed investments in pooled separate accounts are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by Manulife Financial, the insurance company sponsoring the funds, based upon the net asset values of the underlying securities held by the funds. Investment in the Plan sponsor's common stock is valued at fair value, based on quoted market prices.

            Unrealized appreciation or depreciation in the aggregate fair value of investments represents the change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

            investments is the difference between the proceeds received and the average cost of investments sold.

            Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

            ADMINISTRATIVE EXPENSES

            Administrative expenses of the Plan are paid by the Bank, except for custodial service fees which are paid by the Plan and investment transactions made through Robert W. Baird, in which stock transaction expenses are allocated to the accounts of those participants electing this investment option.

            PAYMENT OF BENEFITS

            Benefits are recorded when paid.

            RECLASSIFICATION

            Certain amounts as reported in the 2003 financial statements have been reclassified to conform with the 2004 presentation.

2.    INVESTMENTS

      Investments representing 5% or more of the Plan's net assets available for benefits are as follows at December 31:

                                                   2004        2003
                                                 ---------   ---------
Pooled separate accounts:
   Manulife Lifestyle Balance Fund               $ 185,221   $ 118,704
   Manulife Lifestyle Growth Fund                  169,114     117,134
   MFC T. Rowe Price Science & Technology Fund     107,545     103,261
   MFC Fidelity Advisor Dividend Growth Fund       100,673      84,214
   MFC Pimco Total Return Fund                      94,144      72,596
   500 Index Fund                                   85,574      79,710

Plan sponsor common stock:
   Community Shores Bank Corporation               481,042     313,560

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.    GUARANTEED INVESTMENT CONTRACT

      The Plan maintains a benefit-responsive investment contract with Manulife Financial. The contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Manulife Financial. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract value.

      There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The effective rates were approximately 2.45% and 2.00% for 2004 and 2003, respectively. The crediting interest rate is based on the formula agreed upon with the issuer.

4.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are common stock of the Plan sponsor, units of pooled separate accounts managed by ManuLife Financial, and a guaranteed investment contract with Manulife Financial. ManuLife Financial is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the custodial services amounted to $9,728 and $6,983 for the years ended December 31, 2004 and 2003, respectively.

5.    INCOME TAX STATUS

      The Plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been restated since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designated and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.    PLAN TERMINATION

      Although it has not expressed an intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

7.    RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in common stock of the Plan sponsor and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 at December 31:

                                                                         2004          2003
                                                                      -----------   -----------
Net assets available for benefits per financial statements            $ 1,528,953   $ 1,117,822
Participant and employer contributions receivable                               -        (9,833)
                                                                      -----------   -----------

Net assets available for benefits per Form 5500                       $ 1,528,953   $ 1,107,989
                                                                      ===========   ===========

      The following is a reconciliation of contributions paid to the Plan from the financial statements to the Form 5500 at December 31:

                                                                         2004          2003
                                                                      -----------   -----------
Contributions per financial statements                                $   332,263   $   285,231
Plus participant and employer contributions receivable
  as of the beginning of the year                                           9,833        15,944
Less participant and employer contributions receivable
  as of the end of the plan year                                                -        (9,833)
                                                                      -----------   -----------

CONTRIBUTIONS PER FORM 5500                                           $   342,096   $   291,342
                                                                      ===========   ===========

      The employer and participant contributions as reported on the December 31, 2004 financial statements are less than and greater than the amounts recorded in the Form 5500 by $3,594 and $6,239, respectively.

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

      The employer and participant contributions as reported on the December 31, 2003 financial statements are less than and greater than the amounts recorded in the Form 5500 by $7,059 and $948, respectively.

                                    * * * * *

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004

                                    PLAN #001
                                 EIN 38-3438092

                                                          (c) DESCRIPTION OF
                      (b) IDENTITY OF                    INVESTMENT INCLUDING
                      ISSUE, BORROWER,                  MATURITY DATE, RATE OF     (e)
                         LESSOR, OR                      INTEREST, COLLATERAL,   CURRENT
(a)                    SIMILAR PARTY                    PAR OR MATURITY VALUE     VALUE
---   ----------------------------------------------    ----------------------  ----------
      POOLED SEPARATE ACCOUNTS
 *      Manulife Lifestyle Balance Fund                       1,077 units       $  185,221
 *      Manulife Lifestyle Growth Fund                          683 units          169,114
 *      MFC T. Rowe Price Science & Technology Fund           3,223 units          107,545
 *      MFC Fidelity Advisor Dividend Growth Fund             2,030 units          100,673
 *      MFC Pimco Total Return Fund                           6,341 units           94,144
 *      Manulife 500 Index Fund                                 135 units           85,574
 *      MFC T. Rowe Price Blue Chip Growth Fund               1,480 units           60,413
 *      Manulife Lifestyle Aggressive Fund                      133 units           34,773
 *      Manulife Lifestyle Moderate Fund                        247 units           33,328
 *      Total Stock Market Index Fund                         2,478 shares          28,350
 *      MFC Energy                                              597 units           26,836
 *      MFC Scudder International Select Equity Fund          1,076 units           20,953
 *      MFC American Funds H M Balanced                         736 units           13,971
 *      Manulife Lifestyle Conservative Fund                     93 units           13,707
 *      MFC American Century Small Co                           979 units           10,520
 *      MFC Oppenheimer Developing Market                       290 units            6,957
 *      MFC MFS Utilities                                       584 units            6,874
 *      MFC Excelsior Value & Restruction                       153 units            6,750
 *      MFC Scudder RREEF Real Estate                            76 units            6,568
 *      MFC Lord Abbett AH Value                                222 units            6,256
 *      MFC T. Rowe Price Spectrum Inc                          220 units            5,127
 *      MFC Franklin Small-Mid Growth Fund                       99 units            3,461

                                                                     (Continued)

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004

                                    PLAN #001
                                 EIN 38-3438092

                                                          (c) DESCRIPTION OF
                      (b) IDENTITY OF                    INVESTMENT INCLUDING
                      ISSUE, BORROWER,                  MATURITY DATE, RATE OF     (e)
                         LESSOR, OR                      INTEREST, COLLATERAL,   CURRENT
(a)                    SIMILAR PARTY                    PAR OR MATURITY VALUE     VALUE
---   ----------------------------------------------    ----------------------  ----------
 *       MFC Oppenheimer Global                                  91 units       $    2,852
 *       MFC Smith Barney Agg Growth                             62 units            2,648
 *       Manulife Money Market Fund                              25 units            2,408
 *       MFC Short-term Federal Fund                            130 units            2,117
 *       MFC Lord Abbett Mid Cap Value                           68 units            1,666
 *       Small Cap Index Fund                                    72 share            1,154
 *       MFC Smith Barney Small Value                            22 units              539
 *       MFC AIM Mid Cap Core Equity                             17 units              531
 *       MFC American Funds Inv Co Am                             3 units              111
 *       Pimco Real Return                                        7 units               93
                                                                                ----------

      TOTAL POOLED SEPARATE ACCOUNTS                                             1,041,234
                                                                                ----------

      GUARANTEED INVESTMENT CONTRACT

 *       Manulife Guaranteed Interest Account                 6,631 units            6,631
                                                                                ----------

      COMMON STOCK

 *       Community Shores Bank Corporation common stock      38,027 shares         481,042
                                                                                ----------

      TOTAL INVESTMENTS                                                         $1,528,907
                                                                                ==========

(a) An asterisk in this column identifies a person known to be a party-in-interest.

Exhibits:

EXHIBIT NO.                        EXHIBIT DESCRIPTION
-----------   ----------------------------------------------------------------
   23         Independent Auditors' Consent.

  32.1 Certification of chief executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  32.2 Certification of chief financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                COMMUNITY SHORES
                                                BANK 401(K) PLAN

Date: June 28, 2005                         /s/ Tracey A. Welsh
                                            ------------------------------------
                                                                 Tracey A. Welsh
                                                                         Trustee

                                  EXHIBIT INDEX

EXHIBIT NO.                        EXHIBIT DESCRIPTION
-----------   ----------------------------------------------------------------
23            Independent Auditors' Consent.

32.1 Certification of chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.